December 17, 2004



Mail Stop 0409

Robert Petty
62 White Street, Suite 3A
New York, New York  10013

Re:	Roo Group, Inc.
Registration Statement on Form SB-2
Filed on November 18, 2004
      File No. 333-120605

Dear Mr. Petty:

	We have reviewed only those portions of your registration statement relating to the callable secured convertible notes and the warrants. Based on our review of those portions of your filing, we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the second tranche of notes were issued on the filing date of the registration statement. Please revise your disclosure throughout the prospectus, including the Selling Stockholders section, to reflect this issuance. In addition, please disclose whether any of the notes have been converted.

Prospectus Summary, page 1

2. Please disclose the interest payment date(s) of the notes.

3. Please provide a summary of the material terms of the securities purchase agreement, including the closing conditions.

4. In your discussion of the ownership limit please clarify that an investor may repeatedly sell shares in order to reduce its ownership percentage, and then convert additional notes.

Risk Factors, page 3

5. Please provide a risk factor discussing the likelihood of short selling in connection with this financing transaction and the impact short selling will have on the company and its share price.

6. Please provide a risk factor discussing any potential listing issues created by this financing transaction.

There are a large number of shares underlying our callable secured convertible notes and warrants that may be available for future sale, and the sale of these shares may depress the market price of our common stock, page 7.

7. Please discuss in this risk factor or elsewhere the impact that a depressed market for your stock will have on the agreements executed in connection with the Realty Group and Undercover Media acquisitions, including the Realty Group guarantee.

In the event that our stock price declines, the shares of common stock allocated for conversion of the callable secured convertible notes and registered under this prospectus may not be adequate and we may be required to file a subsequent registration statement covering additional shares. If the shares we have allocated are not adequate and we are required to file an additional registration statement, we may incur substantial costs in connection therewith, page 7.

8. Please state the share price at which you would be required to file another registration statement to cover available conversion shares.

On November 4, 2004, the holders of a majority of our voting capital stock authorized an amendment to our certificate of incorporation to authorize the issuance of blank check preferred stock. The issuance of preferred stock may have the effect of preventing a change of control and could dilute the voting power of our common stock and reduce the market price of our common stock, page 8.

Securities authorized for Issuance Under Equity Compensation
Plans,
page 11

9. In your discussion of the adoption of the 2004 Stock Option
Plan,
please disclose any grants of options made to date.

Management`s Discussion And Analysis Or Plan Of Operation, page
12.

	Liquidity and Capital Resources, page 14

10. Please discuss your ability to pay the interest required on the new notes.

11. Please discuss the restrictions contained in Section 4(e) of the
Securities Purchase Agreement on your ability to raise cash through the issuance of additional securities.

Terms of Callable Secured Convertible Notes and Warrants, page 35

12. Please conform this section to comments made on the Summary section.

Legal Matters, page 37

13. Please clarify that the shares owned by Sichenzia Ross
Friedman
Ference LLC are included in this registration statement.

Part II

Item 26.  Recent Sales of Unregistered Securities

14. Please revise to include all the information required by Item
701
of Regulation S-B. In particular, please describe the facts relied upon for each of the claimed exemptions. In addition, please revise your disclosure regarding the April, May and June 2004 issuances to more specifically identify the persons or class of persons that purchased the shares in each of the transaction.

15. Refer to page F-13. There are sales of unregistered securities disclosed in the financial statements that are not disclosed in Item
26, including the August 2, 2004 private placement. Please revise accordingly.

*  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please contact Michael McTiernan, Attorney-Advisor, at (202) 824-5445, or me at (202) 942-1971 with any questions.

Sincerely,


Elaine Wolff
Branch Chief

cc:  	Richard Friedman, Esq. (via fax)
	Sichenzia Ross Friedman Ference LLP

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Roo Group, Inc.
Form SB-2
Page 5